Kandi Technologies Group, Inc.

Jinhua New Energy Vehicle Town

Jinhua, Zhejiang Province

People Republic of China, 321016

September 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E

Washington, DC 20549

Attn: Jennifer Angelini

Re:	Kandi Technologies Group, Inc. Registration Statement on Form F-4 Filed September 29, 2021 File No. 333-259881

Dear Ms. Angelini,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated October 26, 2021 (the “Comment Letter”), to Kandi Technologies Group, Inc. (the “Company”, or “Kandi”) with respect to the Registration Statement on Form F-4.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Registration Statement on Form F-4
Cover Page

1.	We note your disclosure that you are not a Chinese operating company but a British Virgin Islands (BVI) holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China. Please revise to disclose that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Please revise your disclosure acknowledging that Chinese regulatory authorities could disallow this structure to indicate that the value of your securities could become worthless as a result. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response: In response to the Staff’s comment, the Company has revised its disclosure in cover page in the Amendment No. 1 to the Registration Statement on Form F-4 (the “Amended F-4”).

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and Hong Kong. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of VIEs and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, the Company has revised its disclosure in cover page in the Amended F-4.

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIE when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are acquiring their interest.

Response: In response to the Staff’s comment, the Company has revised its disclosure in cover page in the Amended F-4.

Summary, page 11

4.	Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company’s corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are acquiring their interest and the entities in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the BVI holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response: The Company respectfully points out to the Staff that effective March 14, 2022, the VIE has become a wholly-owned subsidiary of Kandi, therefore the Company has no VIE structure since then on, and the Company does not plan to have any VIEs in the future. As such, content related to VIEs under this comment is no longer applicable to the Company. We did add a sentence clarify the interest the investors are acquiring considering the Company operates its business through its subsidiaries in “The Merger Agreement - Parties to the Merger” under Section “Summary” in the Amended F-4.

5.	In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China and Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus/proxy statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised and supplemented its disclosure in “Risk Factors” under Section “Summary” in the Amended F-4 to describe the significant regulatory, liquidity, and enforcement risks.

6.	Disclose each permission that you, your subsidiaries, and your VIE are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, and your VIE are covered by permissions requirements from the CSRC, CAC, or any other entity that is required to approve of the VIE’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comment, the Company has added “Regulatory Approvals” under Section “Summary” in the Amended F-4 to disclose the Company’s required permissions to operate business and discuss the inapplicability of the CSRC and CAC review.

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response: In response to the Staff’s comment, the Company has added “Cash Transfer Policy” under Section “Summary” in the Amended F-4 to disclose the Company’s cash transfer policy and quantification of cash transfer within the organization. In addition, the Company also has clarified at the end of “Cash Transfer Policy” that the Company has not made any dividend distributions to the investors, and the Company does not plan to issue any dividends in the near future.

8.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form a condensed consolidating schedule—depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately—as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

Response: In response to the Staff’s comment, the Company has added “Pre-Existed VIE” under Section “Summary” in the Amended F-4 to disclose accordingly and highlight the financial statement information related to the variable interest entity and parent.

Risk Factors, page 14

9.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response: The Company respectfully points out to the Staff that effective March 14, 2022, the VIE has become a wholly-owned subsidiary of Kandi, therefore the Company has no VIE structure since then on, and the Company does not plan to have any VIEs in the future. Therefore, the Company is not facing with any risks related to having VIEs, and content related to VIEs under this comment is no longer applicable to the Company.

10.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, the Company has revised its disclosure under “Risk Factor - Substantial uncertainties and restrictions on the political and economic policies of the PRC government, PRC laws and regulations which can change quickly with little advance notice, and Chinese government’s tendency to intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could have a significant impact upon the business that we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition; may restrict the level of legal protections to foreign investors and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless” to highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. In addition, the Company has also added one risk factor titled “The approval of the China Securities Regulatory Commission (“CSRC”) may be required in connection with future offering under a PRC regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval” in the Amended F-4 to specifically disclose the PRC government’s more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

11.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Risk Factor - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” in the Amended F-4.

12.	Please revise the references to cigarette and vaping products on page 21 or advise how these are relevant to your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure in “Risk Factor - Our current corporate structure and business operations and the market price of our ordinary shares may be affected by the newly enacted Foreign Investment Law” in the Amended F-4.

Merger, page 24

13.	The statement that "the Company is one of China’s leading producers and manufacturers of electric vehicle products (through the Affiliate Company, formerly defined as the JV Company)," does not appear to reflect your sale of the Affiliate Company. Please revise to reflect your current operations.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amended F-4, page 24.

14.	Please update proposal 3 and other references throughout the prospectus to reflect your newly-appointed auditor. Please also revise the risk factor on page 23 to clarify how these risks apply to each of your former auditor and newly-appointed auditor, as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure under Proposal 3 to reflect that the Company is to have its shareholders to ratify its appointment of Paris, Kreit & Chiu CPA LLP as its independent auditor for fiscal year ending December 31, 2022. The Company has also update this information throughout the Amended F-4.

Where You can Find More Information, page 67

15.	Please revise your disclosure to specifically incorporate by reference your current report on Form 8-K filed October 15, 2021. Please also revise the consent of Marcum Bernstein & Pinchuk LLP filed as exhibit 23.1 to cover the incorporation by reference of its letter filed as an exhibit to the Form 8-K. Refer to the Instructions of Form F-4 pursuant to which you are electing to provide information and Rule 439 of Regulation C.

Response: Considering the Amended F-4 is filed subsequent to the date on which the annual reports on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2021 were filed during 2022, the item 4.01 current report on Form 8-K filed October 15, 2021 was prior to December 31, 2021, this comment is now moot. Thank you for pointing the issue out otherwise.

Item 21

Exhibits and Financial Statement Schedules, page II-1

16.	Please include a form of proxy card marked as “preliminary” in your next amendment.

Response: In response to the Staff’s comment, the Company has added a form of proxy card under Exhibit 99.1 to the Amended F-4.

General

17.	We note that your Articles of Association include an exclusive jurisdiction provision establishing the courts of the British Virgin Islands as the exclusive forum for certain litigation, including any "derivative action." Please revise the prospectus to describe this provision and disclose, both in the prospectus and Articles, whether it applies to actions arising under the U.S. federal securities laws. If the provision applies to claims under the U.S. federal securities laws, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, provide risk factor disclosure regarding the potential risks to investors including, but not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: In response to the Staff’s comment, the Company has expanded the risk factors titled “Since a majority of Kandi BVI’s directors, officers and assets reside or are located outside of the United States, investors may have difficulty enforcing judgments against Kandi BVI, its directors and officers” and added a new risk factor titled “Kandi BVI’s Amended and Restated Articles of Association provide for the exclusive jurisdiction of the Courts of the British Virgin Islands for substantially all disputes between Kandi BVI and its shareholders, which could limit the shareholders’ ability to obtain a favorable judicial forum for disputes with Kandi BVI or its directors, officers, other employees or shareholders”. The Company also expanded the section titled “Enforceability of Civil Liabilities” and clarified that the “derivative action” provision does apply to claims under U.S. federal securities laws, although there is uncertainty of the enforceability of such a provision which is detailed in the aforementioned risk factors.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, or Elizabeth Fei Chen of Pryor Cashman LLP, the outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Xiaoming Hu
Name:	Xiaoming Hu
Title:	President and Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.